February 2, 2010

To:	British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission
Quebec Securities Commission
American Bonanza Gold Corp.

Dear Sirs;

Pursuant to Section 8.3 of National Instrument 43-101 Standards of Disclosure for Mineral Projects, this letter is being filed as the consent of Jonathan M. Brown, to the public filing of the technical report entitled "NI 43-101 Technical Feasibility Report, Copperstone Project, La Paz County, Arizona” dated February 2, 2010.

I, Jonathan M. Brown, co-author of the above referenced technical report hereby consent to:

(a)	the filing of the technical report, with the securities regulatory authorities referenced above,

(b)	the written or electronic disclosure of the technical report and use of extracts or summaries there from in written disclosures.

The author hereby certifies that he has reviewed the news release disclosure by American Bonanza, and is of the opinion that it represents a fair summary of the conclusions of the above referenced report.

Since the preparation of the report, no information has come to our attention which would materially alter the conclusions of this report.

Sincerely,

Jonathan M. Brown

Jonathan M. Brown
Professional Geologist
AIPG, C.P.G. #6898